Filed by Meritor Automotive, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934

                                       Subject Company: Meritor Automotive, Inc.
                                                     Commission File No. 1-13093


The following is an excerpt from a Meritor newsletter delivered to Meritor employees on May 2, 2000:


AUTO FOCUS                                                        [Meritor Logo]
[Graphics]


April 2000             Issues that Affect Meritor and You


                        MERITOR AND ARVIN AGREE TO MERGE

         Meritor Automotive and Arvin Industries on April 6 announced they have entered into a definitive agreement to combine their businesses in a strategic merger of equals.

         The new company -- to be called ArvinMeritor, Inc. -- will have combined revenues of $7.6 billion, and 36,500 employees working in 121 manufacturing facilities located in 25 countries around the globe.

         "Combining our businesses is a very positive move for both organizations -- it establishes us as one of the top 11 global automotive suppliers," said Meritor Chairman Larry Yost. "The strength of our two companies will allow us to grow more quickly, strategically and globally."

         With more than 17,500 employees around the world, Arvin is a leading worldwide manufacturer of original equipment and replacement exhaust systems, ride and motion control, and filter products for the automotive industry. Headquartered in Columbus, Ind., Arvin in 1999 was named one of the Top 100 Best Managed Companies by Industry Week magazine.

         ArvinMeritor corporate headquarters will be located in Troy, Mich., and operating headquarters will remain at current locations. Larry Yost will serve as chairman and CEO, and Arvin's chairman, president and CEO, Bill Hunt, will become ArvinMeritor's vice chairman and president.

         According to Yost, the merger's combined product lines and technological strengths support LVS' growth strategy and focus on building the undercarriage and corner module capabilities.

         "The merger moves us closer to becoming an integrated systems and modules provider, expands our HVS product portfolio and strengthens our presence in the global aftermarket business," he said.

         "Our vision remains the same -- to be the partner of choice for customers who value exceptional service, as well as to be an outstanding provider of quality automotive systems and technology solutions worldwide," Yost added. "Combining these two strong companies fits perfectly with the vision and mission of both Arvin and Meritor."

                        Top 11 Global Automotive Company

                        Arvin          Meritor       ArvinMeritor, Inc.
                    --------------  --------------  --------------------

1999 Revenue         $3.1 Billion    $4.5 Billion       $7.6 Billion

Employees               17,500          19,000             36,500

Manufacturing
Facilities                53              68                 121

Countries                 16              23                 25

% of Sales Outside
North America             30%             35%                33%

Product Portfolio      Original      Heavy Vehicle      Heavy Vehicle
                       Equipment        Systems            Systems

                      Replacement    Light Vehicle      Light Vehicle
                       Products         Systems            Systems

                      Roll Coater         HVS                HVS
                                      Aftermarket        Aftermarket

                                                      Original Equipment
                                                      (Exhaust Systems)

                                                       LVS Aftermarket
                                                           Products

                                                         Roll Coater

                          MERGER QUESTIONS AND ANSWERS

         Editor's Note: The following questions regarding the ArvinMeritor merger were posed to Meritor Chairman Larry Yost.

         Q. When will the integration begin?

         A. The integration process has already begun. A joint team has been identified to plan the post-closing integration of the two companies. The team will meet weekly with the Office of the Chairman to review the progress of the integration, which we expect will be complete within a year after the closing.

         Q. What kind of changes should we expect now, until the merger is complete?

         A. You won't see change related to the merger until the expected completion on or before July 31, 2000, subject to obtaining shareowner and regulatory approvals.

         Q. Will there be any changes in how we sell our products and services?

         A. Sales will remain the same as under the current structure, except for Arvin's ride and motion control business that will report to Terry O'Rourke, senior vice president and president, LVS. Exhaust systems will remain a separate business unit as they support both the Light Vehicle Systems and Heavy Vehicle Systems Business.

                              A LITTLE ABOUT ARVIN

         Arvin's commitment to growth in the highly competitive automotive supplier industry is evident by its numerous acquisitions and joint ventures. Arvin's growth strategy is successful because of its ability to "synergize" with other companies to achieve new product development, entry into new markets with new customers, and increasing market share with existing customers.

         This synergy has been obtained through a highly effective and extensive Arvin Total Quality Production System (ATQPS) training program for all new and continuing employees in ATQPS supporting programs. Additional management training ensures that all employees are working toward operational excellence -- embedding the quality process into engineering, administration, equipment maintenance and the environment.

         Since the implementation of ATQPS in 1992, labor cost and the cost of quality has declined and inventory turnover has improved. Supporting ATQPS initiatives include supply chain management and lean manufacturing programs.

         To learn more about Arvin, visit its web site at www.arvin.com.

This publication contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in Meritor's and Arvin's Securities and Exchange Commission filings. Such risks and uncertainties also include: materially adverse changes in economic conditions in the markets in which the companies operate; costs related to the merger; substantial delay in the expected closing of the merger; and the risk that Meritor's and Arvin's businesses will not be integrated successfully.

Meritor and Arvin plan to file a joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND SECURITYHOLDERS TO READ
THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. In addition, documents filed with the Commission by Meritor will be available free of charge from Meritor (at Meritor's website at www.meritorauto.com) or by contacting Bonnie Wilkinson, Meritor Automotive, Inc., 2135 West Maple Road, Troy, Michigan 48084; telephone (248) 435-0762. Documents filed with the Commission by Arvin will be available free of charge from Arvin (at Arvin's website at www.arvin.com) or by contacting Ronald R. Snyder, Arvin Industries, Inc., One Noblitt Plaza, Columbus, Indiana 47202; telephone (812) 379-3982.

INVESTORS AND SECURITYHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Meritor, Arvin and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their shareholders with respect to the transactions contemplated by the agreement and plan of reorganization. Information concerning the participants in the solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the Commission.